UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2007
Flamel Technologies
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX
FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.
PART I. FINANCIAL INFORMATION
ITEM. 1 Condensed Consolidated Financial Statements — Unaudited
Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended June 30,
	2006	2007
Revenue:
License and research revenue	$4,550	$1,794
Product sales and services	—	4,818
Other revenues	185	837

Total revenue	4,735	7,449

Costs and expenses:
Cost of goods and services sold	(1,204)	(3,699)
Research and development	(9,010)	(13,204)
Selling, general and administrative	(4,106)	(4,553)

Total	(14,320)	(21,456)

Profit (loss) from operations	(9,585)	(14,007)

Interest income net	488	437
Foreign exchange gain (loss)	(282)	(64)
Other income (loss)	(80)	33

Income (loss) before income taxes	(9,459)	(13,601)
Income tax benefit (expense)	(9)	(32)

Net income (loss)	$(9,468)	$(13,633)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.40)	$(0.57)
Diluted earnings (loss) per share	$(0.40)	$(0.57)

Weighted average number of shares outstanding (in thousands) :

Basic	23,768	24,005
Diluted	23,768	24,005
See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Six months ended June 30,
	2006	2007
Revenue:
License and research revenue	$9,401	$4,918
Product sales and services	19	10,218
Other revenues	413	1,938

Total revenue	9,833	17,074

Costs and expenses:
Cost of goods and services sold	(3,053)	(8,179)
Research and development	(18,483)	(23,758)
Selling, general and administrative	(8,025)	(8,663)

Total	(29,561)	(40,600)

Profit (loss) from operations	(19,728)	(23,526)

Interest income net	939	894
Foreign exchange gain (loss)	(399)	(82)
Other income (loss)	93	38

Income (loss) before income taxes	(19,095)	(22,676)
Income tax benefit (expense)	(34)	(18)

Net income (loss)	$(19,129)	$(22,694)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.80)	$(0.95)
Diluted earnings (loss) per share	$(0.80)	$(0.95)

Weighted average number of shares outstanding (in thousands) :

Basic	23,768	24,005
Diluted	23,768	24,005
See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars)

	December 31,	June 30,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$51,827	$36,820
Marketable securities	10,944	10,145
Accounts receivable	5,583	6,922
Inventory	3,332	3,064
Research and development tax credit receivable short term	615	631
Prepaid expenses and other current assets	4,478	5,086

Total current assets	76,779	62,668

Property and equipment, net	25,705	31,013
Other assets:
Research and development tax credit receivable long term	11,599	11,908
Other long-term assets	811	846
Total other assets	12,410	12,754

Total assets	$114,894	$106,435

LIABILITIES
Current liabilities:
Current portion of capital lease obligations	420	336
Accounts payable	9,702	13,071
Current portion of deferred revenue	562	136
Advances from customers	394	748
Accrued expenses	5,505	5,684
Other current liabilities	4,731	5,049

Total current liabilities	21,314	25,024

Long-term debt, less current portion	2,795	2,866
Capital lease obligations, less current portion	272	157
Deferred revenue, less current portion	50	—
Other long-term liabilities	17,437	19,403

Total long-term liabilities	20,554	22,426

Commitments and contingencies:	—	—

Shareholders’ equity:
Ordinary shares : 23,990,590 issued and outstanding at December 31, 2006 and 24,041,590 at June 30, 2007	3,480	3,488
Additional paid-in capital	173,479	180,192
Accumulated deficit	(110,384)	(133,078)
Deferred compensation	—
Accumulated other comprehensive income (loss)	6,451	8,383

Total shareholders’ equity	73,026	58,985

Total liabilities and shareholders’ equity	$114,894	$106,435

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Shareholders’ Equity
(Unaudited)
(Amounts in thousands of dollars, except share data)

	Six months ended June 30,
	2006	2007
Cash flows from operating activities:
Net income (loss)	($19,129)	($22,694)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	2,431	3,004
Gain (loss) on disposal of property and equipment	(2)	(11)
Gains on sales of marketable securities	(895)	(114)
Stock compensation expense	4,366	6,504
Increase (decrease) in cash from:
Accounts receivable	(3,040)	(1,177)
Prepaid expenses and other current assets	1,032	(140)
Research and development tax credit receivable	771	(14)
Accounts payable	(4,825)	1,667
Deferred revenue	76	(484)
Accrued expenses	(345)	376
Other current liabilities	(2,035)	(843)
Other long-term assets and liabilities	1,811	(357)

Net cash provided by (used in) operating activities	(20,177)	(14,283)

Cash flows from investing activities:
Purchases of property and equipment	(1,866)	(6,186)
Proceeds from disposal of property and equipment	2	14
Purchase of marketable securities	(136,746)	(50,158)
Proceeds from sales of marketable securities	162,378	51,349

Net cash provided by (used in) investing activities	23,768	(4,981)

Cash flows from financing activities:
Funding from partner GSK	—	2,745
Use of funds received from partners (GSK) or relating to conditional grants	(531)	—
Proceeds from loans or conditional grant	200	133
Principal payments on capital lease obligations	(192)	(213)
Cash proceeds from issuance of ordinary shares and warrants	1,195	528

Net cash provided by financing activities	672	3,193

Effect of exchange rate changes on cash and cash equivalents	263	1,064
Net increase (decrease) in cash and cash equivalents	4,526	(15,007)
Cash and cash equivalents, beginning of the period	1,018	51,827

Cash and cash equivalents, end of the period	$5,544	$36,820

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars)

					Accumulated
					Other
			Additional		Comprehen-
	Ordinary Shares		Paid-in	Accumulated	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2007	23,990,590	$3,480	$173,479	$(110,384)	$6,451	$73,026

Subscription of warrants			362			362
Issuance of ordinary shares on exercise of stock -options	51,000	8	158			166
Stock-based compensation expense			6,193			6,193
Net loss				(22,694)		(22,694)
Unrealized losses on available-for-sale securities					17	17
Foreign currency translation adjustment					1,915	1,915

Comprehensive loss						$(20,762)

Balance at June 30, 2007	24,041,590	$3,488	$180,192	$(133,078)	$8,383	$58,985

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A...
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. The condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.
     2. REVENUES
     2.1 License research and consulting agreements.
     The Company recognized research and development revenues of $4,918,000 for the first six months of 2007. Research and Development revenues totaling $3,435,000, include revenues from GlaxoSmithKline (GSK), in accordance with the license agreement signed in March 2003 (the “GSK License Agreement”), and revenues pursuant to a development and evaluation agreement signed with an undisclosed partner in 2006.
     Licensing fees of $1,484,000 were recognized in the first six months of 2007 and include a milestone payment of $1,000,000 from GSK in accordance with the GSK License Agreement.
     2.2 Product sales.
     In accordance with the supply agreement signed in December 2004, the Company recognized product sales of $ 10,218,000, consisting of COREG CR microparticles shipments to GSK.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     2.3 Other revenues.
     The Company recognized other revenues of $1,938,000 for the six month period ended June 30, 2007 which includes both royalties from the GSK License Agreement with respect to Coreg CR and royalties from the long-term research and product development agreement signed with Corning in December 1998.
     3. INVENTORY
     Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market. The components of inventories were as follows :

(In thousands of U.S. dollars)	December 31, 2006	June 30, 2007
Raw materials	1,752	2,064
Finished goods	1,752	1,846
Provision for inventory obsolescence	(172)	(846)

Inventories, net	3,332	3,064

     4. SHAREHOLDERS’ EQUITY
     During the six-month period ending June 30, 2007, as a result of exercise of stock options, the Company issued 51,000 ordinary shares, nominal value €0.122 per share.
     5. EMPLOYEE STOCK-OPTION PLANS
     During the six-month period ending June 30, 2007, 125,000 warrants with a one year vesting period were subscribed for by directors.
     Effective January 1, 2006, the Company adopted FAS 123R, “Accounting for Stock-based Compensation” using the modified prospective method. Under the transition method, compensation cost in 2006 includes: (i) compensation cost for all share-based payments granted prior to but not vested as of January 1, 2006, based on the original provisions of FAS 123, and (ii) compensation cost for all share-based payments granted since January 1, 2006, based on grant-date fair value estimated in accordance with the provisions of FAS 123R.
     The grant date fair value of stock options is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Three months ended
June 30, 2007
Risk-free interest rate	4.99%
Dividend yield	—
Expected volatility	51%
Expected term	0.92
Forfeiture rate	—
     Net income before and after stock-based compensation is as follows :

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(in thousands except per share data)	2006	2007	2006	2007
Net loss	(9,468)	(13,633)	(19,129)	(22,694)

Net loss per share
Basic	$(0.40)	$(0.57)	$(0.80)	$(0.95)
Diluted	$(0.40)	$(0.57)	$(0.80)	$(0.95)

Number of shares used for computing
Basic	23,768	24,005	23,768	24,005
Diluted	23,768	24,005	23,768	24,005

Stock-based compensation (FAS123R)
Cost of products and services sold	24	112	58	225
Research and development	686	1,506	1,667	3,107
Selling, General and administrative	1,323	1,530	2,637	3,172

Total	2,033	3,148	4,362	6,504

Net income (loss) before stock-based compensation	(7,435)	(10,485)	(14,767)	(16,190)

Net income (loss) before stock-based compensation per share
Basic	$(0.31)	$(0.47)	$(0.62)	$(0.67)
Diluted	$(0.31)	$(0.47)	$(0.62)	$(0.67)

FLAMEL TECHNOLOGIES S.A.
     ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
FORWARD-LOOKING STATEMENTS.
     This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others those listed in Part II, Item 1A, Risk Factors.
     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2006, including those set forth in ‘Risk Factors,’ describe factors, among others, that could contribute to or cause such differences.
RESULTS OF OPERATIONS.
     For the first six months of 2007, Flamel reported total revenues of $17.1million compared to $9.8 million for the first six months of 2006.
     License and research revenues for the six months ended June 30, 2007 of $4.9 million included one milestone payment for a total amount of $1.0 million received from GlaxoSmithKline. Of the remaining license and research revenues, 71% are in relation to projects with undisclosed partners, outside our partnership with GSK. License and research revenues in the six-month period ended June 30, 2006 amounted to $9.4 million. The decrease in revenues was due primarily to the reduction in research activities for GSK since the product under development was launched in the first quarter of 2007.
     Product sales and services, consisting of Coreg CR microparticle shipments to GlaxoSmithKline, totaled $10.2 million for the six months ended June 30, 2007, an activity that commenced in the final quarter of 2006. . These sales are the result of our production activity at our facility in Pessac which has been operating on a 24 hours a day, 7 days a week since late 2006.
     Other revenues of $1.9 million for the six months ended June 30, 2007 included royalties on sales of Coreg CR, which was launched on March 22, 2007. Other revenues for the six months ended June 30, 2006 were $0.4 million.
     Operational expenses totaled $40.6 million, versus $29.6 million in the year-ago six month period.

FLAMEL TECHNOLOGIES S.A.
     Costs of goods and services sold were $8.2 million, as compared to $3.1 million in the first six months of 2006. All of these costs are dedicated to the production of Coreg CR microparticles and our lines have been running at full capacity over the six-month period. We expect to increase our capacity by adding a further production line later in 2007. This investment has been partially financed by our partner GSK.
     Research and development expenditure was $23.8 million, compared to $18.5 million in the year-ago period. Selling, general and administrative (“SG&A”) expenses were $8.7 million in the first half of 2007, compared to $8.0 million for the first six months of 2006. Non-cash stock compensation expenses included in these costs were $6.3 million compared to $4.3 million in the year-ago period. Operating expenses prior to inclusion of the afore mentioned stock compensation expense were $4 million higher than the year-ago period primarily as a result of both the effect of the euro-dollar exchange rate, which cost the Company an additional $1.8 million in the first six months of 2007, over the year-ago period and increased clinical and pre-clinical trials, which cost the Company and additional $2.5 million over the year-ago period, whilst SG&A decreased by $0.3 million.
     Net loss for the first six months of 2007 was ($22.7) million, compared to a net loss of ($19.1) million in the first six months of 2006. Net loss per ordinary share (basic) for the first six months of 2007 was ($0.95), compared to net loss per share in the year-ago period of ($0.80).
LIQUIDITY AND CAPITAL RESOURCES.
     On June 30, 2007 the Company had $36.8 million in cash, cash equivalents and $10.1million in marketable securities, compared to $51.8 million and $10.9 million on December 31, 2006.

FLAMEL TECHNOLOGIES S.A.
Part II. OTHER INFORMATION
Item 1. Legal Proceedings
     Please refer to the Legal Proceedings section of our Annual Report on Form 20-F for more information.
Item 1A. Risk Factors.
     Set forth below is a discussion of risks related to our industry and our business. In addition to the other information in this document, you should consider carefully the following risk factors. Any of these risks or the occurrence of any one or more of the uncertainties described below could have a material adverse effect on our financial condition and the performance of our business.
•	our product candidates, if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the U.S. Food and Drug Administration (FDA) of a New Drug Application (NDA), for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline;

•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from

FLAMEL TECHNOLOGIES S.A.
commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others;

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds; and
See also the risk factors listed in the Quantitative and Qualitative Disclosures About Market Risk in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, above.
ITEM 4. Submission of Matters to a Vote of Security Holders
a) An annual meeting of shareholders was held on May 15, 2007
b) The following matters were voted upon at the annual meeting:

	For	Against
1. Approval of Statutory Accounts for year ended 31 December 2006.	23 620 917	285 003
2. Allocation of results to retained earnings.	23 727 789	178 131
3. Renewal of Mr Elie Vannier as Director.	23 724 329	181 591
4. Renewal of Mr Cor Boonstra as Director.	23 670 841	235 079
5. Renewal of Mr. Frederic Lemoine as Director.	23 707 906	198 014
6. Renewal of Mr. John L. Vogelstein as Director.	23 730 689	175 231
7. Renewal of Mr. Stephen H. Willard as Director.	23 706 812	199 108
8. Renewal of Mr Lodewijk J.R. De Vink as Director.	23 727 307	178 613
9. Determination of the annual amount of Directors’ attendance fees.	23 738 516	167 404
10. Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code.	23 593 557	312 363
11. Authorization for Stock Option Plan of five hundred thousand (500,000) stock options.	23 340 183	565 738

FLAMEL TECHNOLOGIES S.A.

	For	Against
12. Authorization for issuance of two hundred thousand (200,000) shares at no cost (“free shares”).	23 070 394	835 526
13. Authorization for issuance of one hundred and fifty thousand (150,000) stock warrants (BSA).	23 091 273	814 647
14. Authorization to increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.443-5 et seq. of the Labour Code.	509 843	23 396 077

FLAMEL TECHNOLOGIES S.A.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: September 4, 2007	/s/ Stephen H. Willard

Chief Executive Officer